July 8, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Adam Phippen
Nicholas Nalbantian
Taylor Beech

Re:	Fitness Fanatics Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 27, 2025
CIK No. 0002065232

Ladies and Gentlemen:

On behalf of our client, Fitness Fanatics Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 30, 2025 on the Company’s amendment No.2 to draft registration statement on Form F-1 submitted on June 27, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 30, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Note 19. Restatement of Prior Period Financial Statements, page F-37

1.	We have reviewed your revisions in response to prior comment 2. It appears from your Combined Balance Sheets on page F-3, and Note 15 on page F-32 that there were no amounts due from directors or related parties as of December 31, 2024. Please reconcile for us the net investing cash outflow from advances to and repayments from related parties for the year ended December 31, 2024, and the change in amounts due from a director and related parties in your Combined Balance Sheets.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 125, F-6, F-32 and F-37 of the Revised Draft Registration Statement. The following table illustrates the reconciliation of net investing cash outflow from advances to and repayments from related parties for the year ended December 31, 2024, and the change in amounts due from a director and related parties in the Combined Balance Sheets.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765